This share transfer exchange offer involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

May 29, 2019

For Immediate Release
Company: Nippon Shokubai Co., Ltd.
Representative:	Yujiro Goto, President and Representative Director
(Code Number: 4114, First Section, Tokyo Stock Exchange)
Contacts:	Atsushi Tabata, General Manager of General Affairs Dept.
(Tel: +81-6-6223-9111)

Company: Sanyo Chemical Industries, Ltd.
Representative:	Takao Ando, President & CEO
(Code Number: 4471, First Section, Tokyo Stock Exchange)
Contacts:	Masaya Yamamoto, Director & Executive Officer in charge of General Affairs
(Tel: +81-75-541-6153)

Notice Regarding the Execution of a Basic Agreement Concerning the Consideration of Business Integration between Nippon Shokubai Co., Ltd. and Sanyo Chemical Industries, Ltd.

Nippon Shokubai Co., Ltd. (“Nippon Shokubai”) and Sanyo Chemical Industries, Ltd. (“Sanyo Chemical”) (each, a “Company,” and collectively, the “Companies”) hereby announce that, based on resolutions adopted at extraordinary meetings of their boards of directors held today, the Companies have entered into a basic agreement (the “Basic Agreement”) to move ahead with the consideration toward the integration of their businesses (the “Business Integration”) based on an equal footing.

The Companies will carry out detailed examinations and discussions concerning the Business Integration based on the spirit of mutual trust and equality, with the aim of concluding the final agreement on the Business Integration (the “Final Agreement”) around December 2019.

1.	Purpose of the Business Integration and others

(1)	Purpose of the Business Integration

With the group mission “TechnoAmenity - Providing affluence and comfort to people and society, with our unique technology,” Nippon Shokubai, guided by its core catalyst, polymer and organic synthesis technology, has been engaged in the manufacturing of basic chemicals, including acrylic acid and ethylene oxide, as well as the development, manufacture and sale of high-performance functional chemicals and environmental and catalyst products using these basic chemicals as raw materials.

Guided by its company motto “Let us contribute to building a better society through our corporate activities,” Sanyo Chemical, with its core surface activity control technology, has developed, manufactured and marketed approximately 3,000 types of sophisticated performance chemicals in order to meet the diversified needs of a wide range of industries.

In recent years, the business environment surrounding the chemical industry has become increasingly severe. In Japan, domestic demand for chemicals is expected to decline due to changing social structure such as a decline and aging of the population, causing intense competition between chemical manufacturers. In emerging countries, there is an increase in demand for chemicals due to rising population and income levels, but the rise of manufacturers of emerging countries and increasing scale disparity with European and American chemical giants are resulting in the Japanese chemical industry being less competitive. Moreover, although superabsorbent polymers (SAP), one of the core businesses of both Companies, can expect continuing and stable demand growth given the growing world population, the outlook is worsening due to a downturn in profitability with changes in the business environment such as oversupply in the emerging countries, where new players are entering the market. Meanwhile, the Sustainable Development Goals (SDGs) adopted at the United Nations summit held in September 2015 set 17 goals ranging from the end of poverty to the revitalization of the global partnership, and it is expected that companies take steps towards such SDGs as a stakeholder of society.  We believe that we can contribute in connection with such 17 goals in many ways using the technical capabilities and problem-solving skills that the Companies have cultivated over the years.

In order to respond to these rapidly changing external circumstances, the Companies have formulated their respective medium-term management plans and are working on changes to create new value.  Nippon Shokubai has set its vision for 2025 to be “an innovative chemical company that provides new value for people’s lives” and started executing the 2nd medium-term business plan Reborn Nippon Shokubai 2020 NEXT (see the 2nd Medium-Term Business Plan disclosed on May 9, 2017) in fiscal year 2017.  Meanwhile, Sanyo Chemical has set “We have grown to be a unique, global, and highly profitable company, in which all our employees take pride and find meaning in their work, and contribute to society” as what it would like to be in ten years, and formulated the medium-term management plan “New Sanyo for 2027” (see the 10th Medium-Term Management Plan “New Sanyo for 2027” disclosed on May 8, 2018) which covers the three-year period from fiscal year 2018.  In the medium-term management plans, the Companies have set forth “create value and contribute to society through corporate activities,” “put profitability ahead of sales,” “shift resources to new growth fields (e.g., life science, new energy, electronics),” “accelerate overseas expansion,” and “commit to safety, environment and quality” as management policies.

As described above, each Company has set their respective medium-term management plans and has been working on countermeasures to deal with the changes in the external circumstances, but in the course of discussing the respective management challenges between the Companies, which had a business relationship of trading chemical raw materials from the past, Nippon Shokubai, which holds a group mission, “TechnoAmenity - Providing affluence and comfort to people and society, with our unique technology,” and Sanyo Chemical, which holds a company motto, “Let us contribute to building a better society through our corporate activities,” came to recognize not only the affinity level of their group mission and management motto, which is to contribute to society through corporate activities, is high, but the strengths and business challenges of the respective Companies are in a mutual complementary relationship.  Specifically, Nippon Shokubai has its strength in having a value chain of in-house-manufacturing process of basic chemicals and functional chemicals, but on the other hand, is facing a challenge to create new businesses that meets users’ needs.  Sanyo Chemical, on the other hand, has its strength in manufacturing and marketing performance chemicals, whose scope of variation extends to approximately 3,000 types, as part of its solution business that addresses customers’ challenges.  At the same time, Sanyo Chemical has been facing the issue of its dependence on procurement of raw materials from external suppliers, including Nippon Shokubai.  With such recognition, the Companies were exchanging opinions on various options including a business integration, and have reached an understanding that executing a business integration with each other is the best way to make use of the Companies’ strengths, solve the business challenges and create a synergy effect.  Consequently, the Companies came to agree to move ahead with the consideration of a business integration by the Companies and entered into the Basic Agreement concerning the consideration of a business integration today.

In the event that a final agreement concerning the Business Integration is reached and the Business Integration is executed, the Companies consider that they will be able to become a chemical manufacturer with both significant presence as well as multiple businesses with strengths, by bringing together their respective strengths in sales, manufacturing, research and other capabilities, concentrating management resources and expanding the operating base, and utilizing their respectively cultivated corporate cultures and management strategies at the same time as realizing further changes in business and enhancement of competitiveness.  In that light, we will work to create a sustainable society and solve social problems, thereby providing affluence and comfort to people and society, through the creation of products and services to meet people’s wishes for “something more….”

Nippon Shokubai and Sanyo Chemical will make their utmost efforts to realize the Business Integration based on the spirit of mutual trust and equality.

(2)	Basic Strategies for Post-Business Integration

In the Business Integration, the integrated holding company after the Business Integration (the “Integrated Holding Company”) will be in charge of operation and management of the entire cooperate group, consisting of the two Companies and their subsidiaries (the “Integrated Group”).

Our basic policy is that, when the Business Integration takes effect, the Companies’ corporate planning, finance and accounting, legal, general affairs, HR, IR/PR, internal audit, corporate research, RC (responsible care) and other back-office sections will be integrated into the Integrated Holding Company.

The Integrated Group’s basic strategies will include the following items, and the Companies will discuss and determine the details before the execution of the Final Agreement.

(i)
Strengthening of business base: Achieve the effects of integration in terms of technology and cost through the integration of the Companies’ management base.  For the SAP business in particular, improve quality and reduce cost by uniting the two Companies’ production technologies and research and development capabilities, with the aim of sound development.

(ii)
Strengthening of competitiveness and profitability through scale expansion: Achieve further growth of existing businesses by pursuing cost cutting and the like, while harnessing demand for chemicals in emerging countries.

(iii)
Diversification of portfolio: Realize diversification of businesses by combining the Companies’ businesses.  Meanwhile, constantly examine such diversified businesses from the perspective of selection and concentration and cultivate multiple highly-profitable businesses with strengths.

(iv)	Acceleration of development of new business: Aim to contribute to profitability at an early stage by concentrating the two Companies’ management resources in focus areas.

(3)	Effect of the Business Integration

We will examine measures to generate the effects of integration by the time of the execution of the Final Agreement.  In order to achieve the effects of integration as soon as possible, we will carry out discussion to build future structure such as an early integration of the Companies’ back–office sections and a merger in two years’ time.

2.	Summary of the Business Integration

(1)	Method of the Business Integration

The basic policy for the Business Integration is that it will be carried out through the two Companies conducting a joint share transfer (the “Share Transfer”), establishing the Integrated Holding Company, their wholly owning parent company, and making the two Companies the wholly owned subsidiaries of the Integrated Holding Company.  The details of the Business Integration will continue to be discussed and examined by the Companies in good faith and will be set out in the Final Agreement.

Further, the Companies have the basic policy of carrying out a merger between them by around the second anniversary of when the Business Integration takes effect, but the specific policies therefor will be determined through discussions between the Companies in light of business practicality.

(2)	Business Integration Schedule
The basic schedule of the Business Integration is as follows.  The schedule will be determined through discussions between the Companies in light of the progress of the business combination review of the Business Integration by the Fair Trade Commission and other preparations for the Business Integration.

Resolutions Adopted at the Companies’ Extraordinary Meetings of Boards of Directors	May 29, 2019 (today)
Execution of the Basic Agreement	May 29, 2019 (today)
Execution of the Final Agreement	December 2019 (scheduled)
Annual meetings of shareholders of Nippon Shokubai and Sanyo Chemical (“Annual Shareholders Meetings”)	June 2020 (scheduled)
Effective date of the Share Transfer (Establishment date of the Integrated Holding Company)	October 1, 2020 (scheduled)
*	The joint share transfer plan concerning the Share Transfer will be prepared before the Annual Shareholders Meetings of the Companies to be held in June 2020 (scheduled).

(3)	Items Regarding the Listing of the Companies’ Shares after the Business Integration

The basic policy concerning the method of the Business Integration is that it will be carried out through a joint share transfer.  In the event that the Companies ultimately agree that it will be carried out by a joint share transfer, the Companies will submit a new listing application for listing the shares of the Integrated Holding Company on the First Section of the Tokyo Stock Exchange (technical listing).  The date of listing is planned to be October 1, 2020, which is the effective date of the Share Transfer.  Nippon Shokubai and Sanyo Chemical will become wholly owned subsidiaries of the Integrated Holding Company when the Share Transfer takes place, so the Companies will be delisted prior to the effective date of the Share Transfer.  However, in the event that the listing of the shares of the Integrated Holding Company is approved, the shareholders of the respective Companies will be able to trade the shares of the Integrated Holding Company, which will be distributed upon the execution of the Share Transfer, on the Tokyo Stock Exchange.

(4)	System to Implement the Business Integration

In order to smoothly consider the Business Integration, promptly after the execution of the Basic Agreement, the Companies will establish an integration preparatory committee, with the president of each Company acting as co-chairs, and have discussions necessary for the Business Integration.

3.	Post-Business Integration Status

(1)	Trade Name

The trade name of the Integrated Holding Company has not been determined yet.  It will be determined through discussions between the Companies based on the basic policy that it is different from either Company’s trade name and is appropriate in light of the purpose of the Business Integration.

(2)	Location of Head Offices

It is contemplated that the Integrated Holding Company will have its head office functions in the City of Osaka and in the 23-ward area of Tokyo, and that the following will be the case as of the effective date of the Business Integration.  However, the Companies will continue discussing and examining the location of the head office functions.

Osaka Head Office          4-1-1 Koraibashi, Chuo-ku, Osaka
Tokyo Head Office          1-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo

(3)	Location of the Registered Head Office

It is contemplated that the registered head office of the Integrated Holding Company will be located as follows.

Registered Head Office          11-1, Ikkyo Nomoto-cho, Higashiyama-ku, Kyoto

(4)	Policy for Distributions to Shareholders

The Integrated Holding Company will have the basic policy of paying dividends with due consideration to an appropriate internal reserve level and aiming to increase the level of dividends in the medium to long term.

(5)	Organizations and Directors, Audit & Supervisory Board Members and Executive Officers

In order to smoothly carry out and achieve the purpose of the Business Integration and to contribute to maximizing the effects of integration, the basic policy is that the organization and officers of the Integrated Holding Company will be as follows.

(i)	Organizations

The Integrated Holding Company will be a company with an audit & supervisory board, and will voluntarily establish, as an advisory body to the Board of Directors, a Nomination and Remuneration Committee.

(ii)	Representative Directors

The Integrated Holding Company will have two representative directors, a Chairman and Representative Director and a President and Representative Director.  The President and Representative Director will serve as the chair of meetings of shareholders and the board of directors of the Integrated Holding Company.  The initial representative directors of the Integrated Holding Company will be as follows.
Chairman and Representative Director	President & CEO of Sanyo Chemical
President and Representative Director	President and Representative Director of Nippon Shokubai

(iii)	Directors and Audit & Supervisory Board Members

The number and structure of directors and audit & supervisory board members of the Integrated Holding Company will continue to be discussed and examined between the Companies in good faith and set out in the Final Agreement with a high regard of the Corporate Governance Code of the Tokyo Stock Exchange and based on the principle of placing the right people in the right jobs.

(iv)	Executive Officers

Executive officers of the Integrated Holding Company will continue to be discussed and examined between the Companies in good faith with the basic policy of placing the right people in the right jobs and fair and equitable staffing.

(6)	Staffing and Treatment of Employees

In order to smoothly carry out and achieve the purpose of the Business Integration as well as to contribute to maximizing the effects of integration, in terms of staffing and treating employees of the Integrated Group, the Companies will treat employees based on the principle of placing the right people in the right jobs and in a fair and equitable manner without regard to their origin, and will not unfairly treat any employee of the Integrated Group based on that employee’s origin or other factors.

Further, the Companies will have the following basic policies with respect to staffing and treatment of employees of the Integrated Group:

(i)	After the Business Integration takes effect, employees will be recruited by the Integrated Holding Company.
(ii)	No personnel reductions will be made due to the Business Integration.
(iii)
No disadvantageous changes will be made with respect to employee treatment for several years after the execution of Business Integration.  In the future, with the basic policy of maintain work conditions under the Companies’ existing systems, the Companies aim to integrate those existing systems into a new system incorporating the merits of each system to a maximum extent.

(7)	Share Transfer Ratio

The Companies have the basic policy of discussing and examining in good faith, and setting out, in the Final Agreement, the share transfer ratio of the Share Transfer.

4.	Outline of the Companies (as of March 31, 2019)

(1)	Name	Nippon Shokubai Co., Ltd.		Sanyo Chemical Industries, Ltd.
(2)	Location	4-1-1 Koraibashi, Chuo-ku, Osaka		11-1, Ikkyo Nomoto-cho, Higashiyama-ku, Kyoto
(3)	Title and name of representative	Yujiro Goto, President and Representative Director		Takao Ando, President & CEO
(4)	Description of business	Manufacturing and sales of chemicals, etc.		Manufacturing and sales of performance chemicals, etc.
(5)	Capital	25,038 million yen		13,051 million yen
(6)	Incorporated on	August 21, 1941		November 1, 1949
(7)	No. of issued shares	Common stock 40,800,000 shares		Common stock 23,534,752 shares
(8)	Fiscal year end	March 31		March 31
(9)	No. of employees	4,276 (consolidated)		2,078 (consolidated)
(10)	Major shareholders and their shareholding ratio	Sumitomo Chemical Co., Ltd.	6.84%	Toyota Tsusho Corporation	19.38%
		Japan Trustee Services Bank, Ltd. (Trust Account)	5.91%	Toray Industries, Inc.	17.30%
		JXTG Holdings, Inc.	5.33%	NIPPON SHOKUBAI CO., LTD.	5.00%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.79%	JXTG Holdings, Inc.	4.80%
		National Mutual Insurance Federation of Agricultural Cooperatives	4.03%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.79%

(11)	Relationship between the Companies
	Capital ties
Nippon Shokubai holds 5.00% (1,105 thousand shares) of the total number of issued shares of Sanyo Chemical.
Sanyo Chemical holds 3.17% (1,267 thousand shares) of the total number of issued shares of Nippon Shokubai.

	Personnel ties	None
	Trade ties	Nippon Shokubai and Sanyo Chemical engage in business transactions, such as the purchase and sale of chemicals, with each other.
	Status applicable to the parties	None
(12)	Results of operations and financial conditions for the past three years						(Unit: million yen)
		Nippon Shokubai (consolidated)			Sanyo Chemical (consolidated)
	Settlement of account	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019	Fiscal year ended March 2017	Fiscal year ended March 2018	Fiscal year ended March 2019
	Consolidated net assets	292,275	310,762	325,371	127,651	136,270	132,623
	Consolidated total assets	433,610	467,386	471,050	186,863	199,179	193,630
	Consolidated net assets per share (yen)	7,238.33	7,705.05	8,089.98	5,515.51	5,901.23	5,868.58
	Consolidated sales	293,970	322,801	349,678	150,166	161,692	161,599
	Consolidated operating profit	21,151	26,727	26,110	13,647	11,999	12,919
	Consolidated ordinary profit	24,664	32,293	33,101	15,341	13,866	15,205
	Profit attributable to owners of parent	19,361	24,280	25,012	10,192	9,272	5,345
	Consolidated net profit per share (yen)	478.36	608.84	627.20	462.28	420.57	242.50
	Cash dividend per share (yen)	150.00	160.00	170.00	100.00	110.00	125.00
Note 1	Treasury shares are not taken into account in the list of shareholders. Also, the shareholding ratio is calculated excluding treasury shares.
Note 2	Sales of the Companies do not include consumption tax and other taxes.
Note 3
The Companies started the application of “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) for fiscal year ended March 2018 onward and changed the presentation method, so the total assets for fiscal year ended March 2018 are the figures revised retroactively to reflect the change in that presentation method.

Note 4
Sanyo Chemical conducted a reverse stock split at a ratio of one share for every five shares of common stock on October 1, 2016. In connection with this, the consolidated net assets per share and consolidated net profit per share figures are based on the hypothetical assumption that Sanyo Chemical conducted the reverse stock split at the beginning of the fiscal year ended March 2017. Further, figures for the dividends per share for the fiscal year ended March 2017 are amounts that take into account the reverse stock split.

End

This press release includes “forward-looking statements” that reflect the plans and expectations of Nippon Shokubai Co., Ltd. and Sanyo Chemical Industries, Ltd. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the Integrated Group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by the Companies (or the Integrated Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in resource prices such as crude oil and changes in exchange rates;
(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	changes in interest rates on loans, corporate bonds and other indebtedness of the Companies, as well as changes in financial markets;
(5)	changes of assets (including pension assets) such as securities;
(6)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(7)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(8)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(9)
the Companies being unable to complete the Business Integration due to reasons such as that the definitive agreement on the Business Integration not being executed and the Companies not being able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(10)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(11)	inability or difficulty of realizing synergies or added value by the Business Integration by the Integrated Group